SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

SUNDAY COMMUNICATIONS LIMITED
(Exact name of Registrant as specified in its Charter)

13/F Warwick House
TaiKoo Place
979 King’s Road, Quarry Bay
Special Administration Region of Hong Kong
People’s Republic of China
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                              .

Signature

This report consists of copies of:

(i)	the press release of November 16, 2004; and

(ii)	the public announcement in Hong Kong regarding a major transaction;

all of which are required by The Stock Exchange of Hong Kong Limited to be disclosed to the Registrant’s shareholders or made public in Hong Kong.

SUNDAY Increases 3G Supply Contract and Expands Financing Facilities with Huawei
Ensures Best Possible 3G Launch in 2005

HONG KONG, November 16, 2004 — SUNDAY Communications (SEHK: 0866; NASDAQ: SDAY) today announced that it has increased its 3G supply contract and expanded and improved its financing facilities with Shenzhen-based Huawei Technologies Co. Ltd (Huawei), ensuring the best possible launch of its 3G service in 2005. The value of the Supply Contract has increased by HK$349 million, from HK$859 million to HK1,208 million. The agreement is supported by a corresponding increase in the financing package with Huawei, together with an extension of the repayment terms on the general financing facility that forms part of the financing.

“This is excellent news for SUNDAY,” said SUNDAY’s Group Managing Director Bruce Hicks. “The expansion of our supply contract and improvement in the financing terms demonstrates the confidence both SUNDAY and Huawei have in our 3G multimedia future. Our original agreement was flexible and allowed for such changes in the contract to respond to market conditions as they develop. We have followed the right strategy by not launching 3G before the market is truly ready, which has also allowed us and Huawei to learn from the recent roll out of 3G services around the world. As a result, we have agreed to purchase additional equipment. This will give us extra capacity and ensure that when we launch 3G, we will provide the quality and creativity of service that our subscribers have come to expect from SUNDAY. The new terms demonstrate how well we and Huawei are working together to ensure SUNDAY 3G sets the standard for the new era in mobile communications in Hong Kong.”

Supply Contract/Financing

Under the Supply Contract, Huawei will design, construct, manufacture, sell, supply and deliver equipment and services for the establishment, installation, implementation and commissioning of SUNDAY’s 3G network on a turnkey basis. The revised terms of the agreement with Huawei include:

–	Supply Contract amount has increased from HK$859 million to HK$1,208 million, as before over 3 years

–	Equipment Supply Facility has also increased from HK$859 million to HK$1,208 million, with the term to remain 7.5 years in eight installments, with the first repayment due in May 2008

–	HK$500 million General Facility repayment period has been extended from 2.5 years to 7.5 years, with the next repayment due July 2006 and final in July 2011. (This facility is fully drawn down and SUNDAY repaid HK$75 million in July 2004, leaving HK$425 million outstanding.)

–	The terms of the 3G Performance Bond Facility remain unchanged.

The Supply Contract as well as the Facility Agreement comprising the Equipment Supply Facility, General Facility and 3G Performance Bond Facility are made between SUNDAY’s operating subsidiary Mandarin Communications Limited (Mandarin) and Huawei Tech. Investment Co., Limited (HTIC), a subsidiary of Huawei incorporated in Hong Kong. The transactions were signed in May 2004, following a Heads of Agreement between the two companies announced in December 2003.

“SUNDAY 3G is the multimedia service to watch for,” added Bruce Hicks. “SUNDAY 3G first previewed in October at Huawei’s booth at PT/EXPO COMM in Beijing, attracting keen interest from both the industry and China’s highest-ranking government officials. We’re confident that by partnering with Huawei’s world-class technology, and closely monitoring the market to avoid costly early launch mistakes, SUNDAY 3G will be well received by our customers when we launch in 2005. The new terms of our partnership with Huawei put us in an even better position to achieve success.”

About SUNDAY
SUNDAY is an innovative developer and provider of wireless communications and data services in Hong Kong. SUNDAY began commercial operations in 1997. The company’s core strategy is to capitalise on the convergence of wireless communications and data technologies to develop innovative, relevant and value-driven services and solutions. Today, SUNDAY enhances people’s lives by delivering wireless voice and data applications and services to meet the lifestyle needs of specific customer segments. Owning a 3G mobile license, SUNDAY has the increased bandwidth and advanced technology to meet the rapidly developing market demand for enhanced multimedia services. For more information, please visit www.sunday.com.

For media enquiries, please contact:
Stella Wong
Corporate Communications Manager
Tel: 2113-8251 / 9230-5501
Email: stella.wong@corp.sunday.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY COMMUNICATIONS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0866)

MAJOR TRANSACTION
EXECUTION OF A CONDITIONAL SUPPLEMENTAL AGREEMENT
TO THE SUPPLY CONTRACT OF 13 MAY 2004 AND OF
A CONDITIONAL AMENDMENT AND RESTATEMENT AGREEMENT
RELATING TO THE FACILITY AGREEMENT OF 13 MAY 2004

The Board is pleased to announce that on 15 November 2004, Mandarin, a wholly-owned subsidiary of SUNDAY Communications Limited (“SUNDAY”), entered into a conditional Supplemental Agreement to the Supply Contract of 13 May 2004, and a conditional Amendment and Restatement Agreement relating to the Facility Agreement of 13 May 2004, with Huawei Tech. Investment Co., Limited (“HTIC”) in respect of amendments to the arrangements for the supply, on a turnkey basis, of its third generation mobile telecommunication network, and of the provision of long-term financing in relation thereto, details of which were contained in a circular to the Shareholders dated 4 June 2004.

Pursuant to Chapter 14 of the Listing Rules, entering into the Supplemental Agreement (the “Transaction”) constitutes a major transaction and is subject to, among other things, the approval of the Shareholders. A circular containing, amongst other things, details of the Transaction and a notice of the EGM will be dispatched to the Shareholders within 21 days after the date of publication of this announcement.

The Board wishes to announce that on 15 November 2004, Mandarin, a wholly-owned subsidiary of SUNDAY Communications Limited (“SUNDAY”), entered into the Supplemental Agreement, and the Amendment and Restatement Agreement, with Huawei Tech. Investment Co., Limited (“HTIC”) in respect of amendments to the arrangements for the supply, on a turnkey basis of its third generation mobile telecommunication network, and of the provision of long-term financing in relation thereto provided for in the Supply Contract and the Facility Agreement, details of which were contained in a circular to the Shareholders dated 4 June 2004.

Save for its shareholding in SUNDAY referred to below, HTIC is an independent third party not connected with the directors, chief executive or substantial shareholders of SUNDAY or its subsidiaries or any of their respective associates. HTIC is a subsidiary of Huawei, a telecom equipment manufacturer incorporated in the People’s Republic of China.

Supplemental Agreement

The Supply Contract was entered into on 13 May 2004 and approved by the Shareholders by ordinary resolution passed on 24 June 2004. It provides for the design, construction, manufacture, sale, supply and delivery to Mandarin by the Contractor of equipment and services for the establishment, installation, implementation and commissioning of the 3G Network on a turnkey basis. The term of the Supply Contract is three (3) years.

The Supplemental Agreement provides for amendments to the terms of the Supply Contract to cover the purchase by Mandarin of additional equipment and services for the 3G Network to increase its intended capacity beyond that provided for in the Supply Contract, to a projected total value of HK$349,000,000, to be financed through an increase in the equipment supply facility within the Facility Agreement. The pricing for such additional equipment and services was agreed by arm’s length commercial negotiation between Mandarin and Huawei as being the cost of the equipment and services to be provided. This additional equipment will enable Mandarin to expand the capacity of the 3G Network beyond that originally anticipated in the Supply Contract, and accordingly enhance Mandarin’s competitive position.

Conditions Precedent

The Supplemental Agreement will not come into effect until the following conditions have been satisfied:

(a)	approval of the boards of directors of each of HTIC and Mandarin to the terms of the Supplemental Agreement;

(b)	a resolution of the Shareholders of SUNDAY has been duly passed approving the entering into of the Supplemental Agreement and of the Amendment and Restatement Agreement, or a waiver has been granted by the Stock Exchange waiving such requirement; and

(c)	the Amendment and Restatement Agreement has been duly executed and is effective with additional facilities being made available by the Contractor to Mandarin for drawdown to cover in full the financing of the additional equipment and services.

Amendment and Restatement Agreement

The Facility Agreement was entered into on 13 May 2004 and approved by the Shareholders by ordinary resolution passed on 24 June 2004. It provides for the provision of an equipment supply facility, a general facility and a facility for the issuance of the performance bonds required by OFTA under the terms of the 3G Licence.

The Amendment and Restatement Agreement is between Mandarin (as borrower), SUNDAY (as guarantor of Mandarin’s obligations), HTIC (as the original lender) and JPMorgan Chase Bank, N.A. (as agent for the lender(s)).

The Amendment and Restatement Agreement provides for:

(a)	the equipment supply facility within the Facility Agreement to be increased by HK$349,000,000 from HK$859,000,000 to HK$1,208,000,000;

(b)	the repayment schedule for the general facility within the Facility Agreement to be amended to provide for the next payment to be extended to July 2006 and for the remaining balance to be paid by instalments until July 2011; and

(c)	amendment of certain of the covenants given by Mandarin to the lenders to take account of the changes to the Facility Agreement.

The security for the provision of the loans and issuance of the performance bonds under the Facility Agreement, as amended pursuant to the Amendment and Restatement Agreement, remains unchanged.

Conditions Precedent

The Amendment and Restatement Agreement is conditional upon, and shall not become effective until the following conditions have been satisfied:

(a)	approval of the board of directors of each of HTIC, Mandarin and SUNDAY to the terms of the Amendment and Restatement Agreement; and

(b)	a resolution of the Shareholders of SUNDAY has been duly passed approving the entering into of the Supplemental Agreement and of the Amendment and Restatement Agreement, or a waiver has been granted by the Stock Exchange waiving such requirement.

Reasons for, and Benefits of, the Transactions

SUNDAY currently provides mobile telecommunication services pursuant to the 2G Licence. In September 2001, SUNDAY, through a wholly-owned subsidiary, SUNDAY 3G, successfully bid for a 3G licence at an auction held by OFTA and was awarded the 3G Licence in October 2001.

The Board considers that implementation and operation of a successful 3G network will be integral to the long-term success of SUNDAY. The Board further believes that strong backing from a mainland China-based telecommunications manufacturer will provide long-term strategic advantage for SUNDAY as 3G multimedia services attract stronger uptake in Hong Kong. The Supply Contract provides for a turnkey solution to the installation, integration and commissioning of the 3G Network. Performance of the Supply Contract to date by Huawei has resulted in the establishment of a very close working relationship between SUNDAY and Huawei on technology development and product innovation.

SUNDAY and Huawei have closely followed developments in the roll-out of 3G technology around the world. Based on this knowledge, additional capacity in SUNDAY’s 3G Network is considered by the Board to be advantageous to SUNDAY in order to enable it to enhance its competitive position through providing a high level of service. Execution and performance of the Supplemental Agreement and of the Amendment and Restatement Agreement will enable such additional coverage and capacity, whilst strengthening SUNDAY’s financial position during the roll-out of the 3G Network. It is also believed that the arrangements further enhance the relationship between SUNDAY and Huawei to ensure SUNDAY 3G will be a premier service when launched.

The Board considers that the terms of the Supplemental Agreement and of the Amendment and Restatement Agreement, and of the transactions comprised therein, are fair and reasonable and in the interests of the Shareholders of SUNDAY as a whole.

General

Pursuant to Chapter 14 of the Listing Rules, entering into the Supplemental Agreement (the “Transaction”) constitutes a major transaction and is subject to, among other things, the approval of the Shareholders.

Distacom Communications Limited (holding 46.2% of the issued share capital of SUNDAY) and USI Holdings Limited (holding 13.7% of SUNDAY) have informed SUNDAY of their intention to vote in favour of the Transaction. Therefore, shareholders holding 59.9% of shares in issue have confirmed they will vote in favour of the Transaction at the EGM. HTIC (holding 8.02% of the issued share capital of SUNDAY) being a party to the Supplemental Agreement and the Amendment and Restatement Agreement and therefore interested in the Transaction, HTIC and its associates are required to abstain from voting at the EGM.

A circular containing, amongst other things, details of the Transaction and a notice of the EGM will be dispatched to the Shareholders within 21 days after the date of publication of this announcement.

By order of the Board
SUNDAY COMMUNICATIONS LIMITED
Janet Ching Man Fung
Company Secretary

Hong Kong, 16 November 2004

As at the date of this announcement, the Board comprises:

Executive Directors	Non-Executive Directors
Richard John Siemens, Co-Chairman	Kenneth Michael Katz
Edward Wai Sun Cheng, Co-Chairman	Hongqing Zheng
William Bruce Hicks, Group Managing Director
Kuldeep Saran	Independent Non-Executive Directors
Andrew Chun Keung Leung	John William Crawford
Henry Michael Pearson Miles
Robert John Richard Owen

Definitions:

“2G Licence”	Licence No. 061 issued to Mandarin by OFTA dated 30 September 1996;

“3G Licence”	Licence No. 080 issued to SUNDAY 3G by OFTA on 22 October 2001;

“3G Network”	the telecommunications network to be built by Mandarin, and operated under the 3G Licence granted to SUNDAY 3G;

“Amendment and Restatement Agreement”	the Amendment and Restatement Agreement relating to the Facility Agreement between Mandarin, SUNDAY, HTIC and JPMorgan Chase Bank, N.A. entered into on 15 November 2004 amending the terms of the Facility Agreement;

“Board”	the board of directors of SUNDAY;

“EGM”	an extraordinary general meeting of SUNDAY to be convened for approving the Supplemental Agreement and the Amendment and Restatement Agreement;

“Facility Agreement”	the agreement between HTIC, Mandarin and SUNDAY entered into on 13 May 2004 relating to (inter alia) the financing for the 3G Network comprising an equipment supply facility, a general facility and a performance bond facility;

“HTIC” and “Contractor”	Huawei Tech. Investment Co., Limited, a subsidiary of Huawei;

“Huawei”	Huawei Technologies Co., Ltd.;

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange;

“Mandarin”	Mandarin Communications Limited, a wholly-owned subsidiary of SUNDAY;

“OFTA”	Office of the Telecommunications Authority;

“Shareholders”	the shareholders of SUNDAY from time to time;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“SUNDAY”	SUNDAY Communications Limited, shares of which are listed on the Stock Exchange and the NASDAQ National Market;

“SUNDAY 3G”	SUNDAY 3G (Hong Kong) Limited, a wholly-owned subsidiary of Mandarin;

“Supplemental Agreement”	the Supplemental Agreement to the Supply Contract between HTIC and Mandarin entered into on 15 November 2004 amending the terms of the Supply Contract;

“Supply Contract”	the agreement between Mandarin and HTIC entered into on 13 May 2004 relating to the supply of the 3G Network on a turnkey basis.

Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDAY Communications Limited
By:	/s/ Janet Ching Man Fung
	Name:	Janet Ching Man Fung
	Title:	Company Secretary

Date: November 18, 2004